VF 4-3-03

4/1/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03015190

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InvestIN Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING RECEIVED MAR 2 7 2003 WASH. D.C. SECTION

1950 Stemmons Freeway, Suite 2016
(No. and Street)

Dallas (City) Texas (State) 75207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Laurence D. Briggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InvestIN Securities Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deborah G. Means
Notary Public, State of Texas
My Commission Expires
SEPTEMBER 12, 2005

Signature

President and Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVESTIN SECURITIES CORP.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

INVESTIN SECURITIES CORP.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
InvestIN Securities Corp.

We have audited the accompanying statement of financial condition of InvestIN Securities Corp., as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InvestIN Securities Corp., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 8 to the financial statements, the Company's significant decline in revenues raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller

CHESHIER & FULLER, L.L.P.

Dallas, Texas
March 12, 2003

INVESTIN SECURITIES CORP.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$	114,233
Securities owned		24,012
Receivable from broker-dealer		21,540
Receivable from Parent		241,432
Prepaid expenses and deposits		37,409
Deposit with clearing broker-dealer		28,345
Property and equipment, net of accumulated depreciation of $165,295		62,069
Total Assets	$	529,040

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable - trade	$	139,699
Commissions payable		26,850
Total liabilities		166,549
Stockholders' equity:		
Common stock, par value, $0.001 per share, 4,000,000 shares authorized, 230,100 shares issued and outstanding		230
Additional paid-in capital		312,315
Retained earnings		49,946
Total stockholders' equity		362,491
Total Liabilities and Stockholders' Equity	$	529,040

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.

Statement of Income

For the Year Ended December 31, 2002

Revenues:	
Commissions revenue	$ 2,307,900
Software fees	436,392
Interest income	63,946
Trading gains/losses	(11,704)
Other income	19,369
Total revenues	2,815,903
Expenses:	
Transaction rebates	23,004
Commissions expense	640,560
Payroll expense	510,934
General and administrative expense	389,237
Clearing and execution expense	1,285,811
Total expenses	2,849,546
Income (loss) before income taxes	(33,643)
Income tax expense (benefit)	--
Net income (loss)	$ (33,643)

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2001	230,100	$ 230	$ 312,315	$ 83,589	$ 396,134
Net income (loss)	--	--	--	(33,643)	(33,643)
Balance at December 31, 2002	230,100	$ 230	$ 312,315	$ 49,946	$ 362,491

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Balance at December 31, 2001	$	--
Increases		--
Decreases		--
Balance at December 31, 2002	$	--

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net income (loss)	$ (33,643)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation	39,259
(Increase) decrease in securities owned	(24,012)
(Increase) decrease in receivable from broker-dealer	84,892
(Increase) decrease in prepaid assets	18,772
(Increase) decrease in deposit with broker-dealer	(274)
Increase (decrease) in accounts payable	26,378
Increase (decrease) in commissions payable	(52,051)
Net cash provided (used) by operating activities	59,321
Cash flows from investing activities	
Property and equipment purchases	(2,592)
Loans to Parent	(50,650)
Net cash provided (used) by investing activities	(53,242)
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net increase (decrease) in cash and cash equivalents	6,079
Cash and cash equivalents at beginning of year	108,154
Cash and cash equivalents at end of year	$ 114,233

Supplemental Disclosures

Cash Paid During the Year for:	
Interest	$ 42,076
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

INVESTIN SECURITIES CORP.
Notes to Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

InvestIN Securities Corp. (the "Company"), is a financial services company incorporated in 1995, and is a wholly-owned subsidiary of Direct Access Trader Corp. (the "Parent"). The Company is a registered broker/dealer and a member of the National Association of Securities Dealers ("NASD"), Securities Industry Association ("SIA"), Securities Investor Protection Corporation ("SIPC") and Bond Market Association ("BMA").

The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belong to the Company's customers would be handled by a clearing broker-dealer.

Management Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.

Cash and Cash Equivalents

Cash and cash equivalents represent liquid investments with maturities at the date of acquisition of three months or less.

Cash Concentration

Cash account balances often exceed the federally insured limit.

Revenue Recognition

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Income Taxes

The Company files a consolidated federal tax return with the Parent and records its share of the consolidated federal tax expense on a separate return basis.

INVESTIN SECURITIES CORP.
Notes to Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies, continued

Income Taxes, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed on an accelerated basis over the estimated remaining useful lives of the assets of 5 to 7 years.

Securities Transactions

Securities transactions are recorded on the trade date. Marketable securities are reflected at market value.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of approximately $14,691 and net capital requirements of $11,104. The Company's ratio of aggregate indebtedness to net capital was 11.34 to 1 at December 31, 2002. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

INVESTIN SECURITIES CORP.
Notes to Financial Statements
December 31, 2002

Note 4 - Lease Commitments

The Company leases its computer system, equipment and office space under noncancelable leases expiring in 2003. Rent expense under these and other leases was approximately $180,000 during fiscal 2002.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is party, along with the Parent and another party, to a NASD arbitration dispute. Management believes the suit is without merit and intends to vigorously defend its position. Legal counsel has advised management that the plaintiff has offered to settle for "$50,000 payable over time." All legal cost have been borne by the Parent. No provision for possible loss has been made in these financial statements.

Note 6 - Related Party Transactions

As of December 31, 2002, the Company had loaned the Parent $241,432 on an unsecured, non-interest bearing basis.

Note 7 - Income Taxes

The Company incurred a tax loss of approximately $395,000 during 2001 and 2002 resulting in an income tax benefit of approximately $138,000. The realization of this benefit is dependent on future earnings, if any, at the consolidated tax return level, the timing and amount of which is uncertain. Accordingly, management has established a valuation allowance equal to the amount of the income tax benefit.

The net operating losses carryforward at the Parent consolidation level will expire in twenty years.

Note 8 - Liquidity

Revenue of the Company has declined substantially over the past three fiscal periods as the security industry has been in decline. Also, the Company has been required to advance over $240,000 to the Parent as of December 31, 2002. These conditions create an uncertainty about the Company's ability to continue as a going concern. Management believes that these problems will be remedied with an increase in investor confidence in the U.S. equity markets. In response to these problems, the Company has and anticipates continuing to reduce operating expenses. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 9 - Deposit with Clearing Broker-Dealer

Under the Company's clearing agreement with its clearing broker-dealer, the Company is required to maintain a deposit of $25,000.

Supplemental Information

Pursuant to Rule 17A-5 of the

Securities Exchange Act of 1934

as of

December 31, 2002

Schedule I

INVESTIN SECURITIES CORP.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 362,491
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		362,491
Deductions and/or charges		
Non-allowable assets:		
Receivable from Parent	$ 241,432	
Prepaid expenses and deposits	37,409	
Property and equipment	62,069	
Other	60	(340,970)
Net capital before haircuts on securities positions		21,521
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading securities	$ 3,602	
Undue concentration	3,228	(6,830)
Net capital		$ 14,691

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 166,549
Total aggregate indebtedness	$ 166,549

Schedule I (continued)

INVESTIN SECURITIES CORP.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 11,104
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 11,104
Net capital in excess of required minimum	$ 3,587
Excess net capital at 1000%	$ (1,964)
Ratio: Aggregate indebtedness to net capital	11.34 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

INVESTIN SECURITIES CORP.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
InvestIN Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of InvestIN Securities Corp. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller

CHESHIER & FULLER, L.L.P.

Dallas, Texas
March 12, 2003